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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                              Commission File Number 0-21407
                                                                     -------

  (Check One)
  / / Form 10-K and Form 10-KSB   / / Form 11-K
  / / Form 20-F                   /X/ Form 10-Q and Form 10-QSB  / /  Form N-SAR

For Period ended:
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/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
      and Form 10-KSB                          and Form 10-QSB
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
                                 ----------------------------------------------


     Read Instruction (on back page) Before Preparing Form. Please Print or
Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        -----------------------

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                                    PART I.
                             REGISTRANT INFORMATION


Full name of registrant  LASON, INC.
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Former name if applicable   N/A
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1305 Stephenson Highway
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Address of principal executive office (Street and number)


Troy, MI  48083
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City, state and zip code

                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof,
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          will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

  In light of Registrant's ongoing investigation of accounting irregularities and deficiencies in Registrant's accounting system and the ongoing evaluation of the need to restate past financial statements, all of which were disclosed in Registrant's Form 8-K filed with the SEC on March 26, 2001, Registrant is unable to timely file its Form 10-Q for the three months ended March 31, 2002. Also, as disclosed in Registrant's Form 8-K dated February 21, 2002, as amended, Registrant terminated its relationship with its auditors, PricewaterhouseCoopers on February 21, 2002. Registrant has not yet engaged new auditors. As Registrant has disclosed in past SEC filings (and initially disclosed in its Form 8-K filed on December 5, 2001), Registrant is under the jurisdiction of the United States Bankruptcy Court for the District of Delaware in Wilmington (the "Bankruptcy Court"). Accordingly, any engagement of new auditors while the Company is subject to the jurisdiction of the Bankruptcy Court would require the approval of the Bankruptcy Court. The Bankruptcy Court, on April 30, 2002, orally stated that Lason's plan of reorganization was confirmed. The form of confirmation order has been submitted to the Bankruptcy Court and is awaiting entry. Unaudited financial statements of Registrant at and for the years ended December 31, 2001 and 2000 were included in Registrant's Disclosure Statement which was filed with the Bankruptcy Court on February 21, 2002 and March 20, 2002. Such unaudited financial statements are subject to the numerous qualifications referenced in the Disclosure Statement. A copy of such Disclosure Statement was included as an exhibit to Registrant's Form 8-Ks filed with the SEC on February 25, 2002 and on March 25, 2002. In addition, the Company has filed monthly operating reports with the Bankruptcy Court at and for December 2001 and January, February and March 2002, which were included as exhibits to Registrant's Form 8-Ks (subject to the numerous qualifications stated therein) filed with the SEC on March 12, 2002, March 22, 2002, May 3, 2002 and May 15, 2002, respectively.


                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

Douglas S. Kearney                      (248)                    597-5800
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     (Name)                          (Area Code)             (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               /  / Yes  /X/ No

     Form 10-K for the year ended December 31, 2000
     Form 10-Q for the quarter ended March 31, 2001
     Form 10-Q for the quarter ended June 30, 2001
     Form 10-Q for the quarter ended September 30, 2001
     Form 10-K for the year ended December 31, 2001

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               /  / Yes  / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In light of the ongoing evaluation referenced in Part III above, Registrant has not filed audited financial statements for any year since the year ended December 31, 1999 and has not filed unaudited financial statements since September 30, 2000. Also, as noted in Part III above, unaudited financial statements of Registrant (subject to the referenced qualifications) (i) for the years ended December 31, 2001 and 2000 were included in Registrant's Disclosure Statement which was filed with the Bankruptcy Court and such Disclosure Statement was included as an exhibit to Registrant's Form 8-Ks filed with the SEC on February 25, 2002 and March 25, 2002, and (ii) at and for the months of December 2001 and January, February and March 2002 were filed with the Bankruptcy Court and were included as exhibits to Registrant's Form 8-Ks filed with the SEC on March 12, 2002, March 22, 2002, May 3, 2002 and May 15, 2002, respectively.

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LASON, INC.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date May 15, 2002                    By /s/ Douglas S. Kearney
    --------------------                ---------------------------------------
                                        Douglas S. Kearney
                                        Interim Chief Financial Officer

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.02 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).